(912) 443-2075

bsmith@cititrends.com

September 20, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tia Jenkins, Senior Assistant Chief Accountant

Re:          Citi Trends, Inc. (the “Company”)

Form 10-K for Fiscal Year Ended January 29, 2011

Filed April 13, 2011

File No. 000-51315

Dear Ms. Jenkins:

We hereby submit the Company’s response to the Staff’s comment conveyed in a letter to the Company dated September 12, 2011 in connection with the Staff’s review of the Company’s Form 10-K for fiscal year ended January 29, 2011.  For your convenience, we have reproduced the Staff’s comment in bold preceding our response.

In connection herewith, the Company hereby acknowledges the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K filed April 13, 2011

We note you prominently display EBITDA in your management overview and consider such measure to be “[y]our most important operating statistic.”  Considering such measure is not mentioned anywhere else in your Exchange Act filings, in your press releases or during your investor conference calls, please (i) confirm in future filings you will revise your disclosure to explicitly clarify the reasons why you believe that presentation of EBITDA (and Adjusted EBITDA in your July 30, 2011 Form 10Q) provides useful information to investors regarding your financial condition and results of operations and (ii) provide us with draft disclosure of your planned revisions.  Refer to Item 10(e)(i)(C) of Regulation S-K.

This will confirm that in future filings we will revise our disclosure to explain why we believe EBITDA and Adjusted EBITDA provide useful information to investors regarding our financial condition and results of operations.

In that regard, we propose in future filings to include the following disclosure (modified as may be appropriate in light of developments from time to time):

“All of the statistics discussed above are critical components of earnings before interest, taxes, depreciation and amortization (“EBITDA”), which is our most important operating statistic and is, therefore, the key financial metric used to determine annual cash incentives for our named executive officers and certain other levels of management.  EBITDA is considered to be an important statistic because it provides greater transparency into our operating results and is a supplemental measure that is useful to investors, institutional lenders and management.  Adjusted EBITDA is considered important for the same reasons mentioned above for EBITDA, as it is comprised of EBITDA plus impairment charges, a non-cash expense similar in certain respects to depreciation and amortization.”

“Although EBITDA and Adjusted EBITDA provide useful information regarding operating results and operating cash flow, they are limited measures in that they exclude the impact of cash requirements for interest expense, income taxes and capital expenditures.  Therefore, EBITDA and Adjusted EBITDA should be used as supplements to results of operations and cash flows as reported under GAAP and should not be used as a singular measure of operating performance or as a substitute for GAAP results.  Provided below is a reconciliation of net income to EBITDA and to Adjusted EBITDA for fiscal years ended xxx, xxx and xxx:”

If you have any questions regarding the Company’s responses to the Staff’s comments, please do not hesitate to contact me at (912) 443-2075.

Sincerely,

/s/ Bruce D. Smith
Bruce D. Smith
Chief Financial Officer